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Filed Pursuant to Rule 424(b)(3)
Registration Number 333-64534

PROSPECTUS

CHICAGO PIZZA & BREWERY, INC.
8,144,584 Shares of Common Stock
no par value per share
Issuable Upon Exercise of Outstanding Warrants

This Prospectus covers the offer and sale by Chicago Pizza & Brewery, Inc. (the "Company") of 8,144,584 shares (the "Shares") of common stock of the Company, no par value (the "Common Stock"). The Common Stock offered hereby consists of (i) 7,964,584 Shares which are issuable upon exercise of 7,964,584 Common Stock Purchase Warrants (the "Redeemable Warrants") which were issued by the Company to certain holders in connection with its initial public offering in October, 1996, and some of which were issued in private offerings and registered for resale at the time of the initial public offering, and (ii) 180,000 Shares which are issuable upon exercise of 180,000 warrants ("Representative's Warrants") issued by the Company to the representative of the underwriters in connection with the initial public offering. The Redeemable Warrants and the Representative's Warrants are sometimes collectively referred to herein as the "Warrants."

The Common Stock is quoted on the NASDAQ SmallCap Market System under the trading symbol CHGO.

The Redeemable Warrants are quoted on the NASDAQ SmallCap Market System under the trading symbol CHGOW.

The Company will receive the exercise price of the Redeemable Warrants or the Representative's Warrants in consideration of the issuance of the Shares when and if they are exercised. The Redeemable Warrants have a stated exercise price of $5.50 per share, and the Representative's Warrants have a stated exercise price of $6.00 per share, in each case, subject to adjustment in accordance with their terms. As a result of recent sales of shares of Common Stock by the Company to investors, the current exercise price of the Redeemable Warrants has been adjusted to $4.89 per Share and the current exercise price of the Representative's Warrants has been adjusted to $4.82 per Share. See "Certain Relationships and Related Transactions" for a detailed description of Company's private placements which resulted in the adjustments to the exercise price of the Warrants.

FOR INFORMATION REGARDING CERTAIN RISKS RELATING TO THE REGISTRANT, SEE "RISK FACTORS" ON PAGES 5 TO 9 HEREOF.

IN ORDER FOR THE WARRANTS TO BE EXERCISED, THE HOLDERS MUST FOLLOW SPECIFIED PROCEDURES. FOR INFORMATION REGARDING THE PROCEDURES FOR EXERCISING THE WARRANTS, SEE "PROCEDURES FOR EXERCISE OF WARRANTS" ON PAGE 11 HEREOF.

ANY HOLDER OF WARRANTS WHO IS A RESIDENT OF ALABAMA, MAINE, MISSOURI, NORTH CAROLINA, TENNESSEE OR PUERTO RICO MAY NOT EXERCISE SUCH REDEEMABLE WARRANTS BECAUSE REGISTRATION OF SHARES ISSUABLE UPON EXERCISE OF WARRANTS IN THOSE JURISDICTIONS EITHER HAS NOT BEEN GRANTED AS OF THE DATE HEREOF AND IS PENDING OR COULD NOT REASONABLY BE OBTAINED UNDER THE REQUIREMENTS OF THOSE JURISDICTIONS. ANY HOLDER OF WARRANTS WHO IS A RESIDENT OF CONNECTICUT, FLORIDA, IDAHO, OREGON, SOUTH DAKOTA, VIRGINIA OR WEST VIRGINIA IS REQUIRED TO EXERCISE WARRANTS ONLY THROUGH A BROKER DEALER REGISTERED IN THE HOLDER'S STATE OF RESIDENCE. SEE "PROHIBITED EXERCISES AND REQUIRED EXERCISE THROUGH BROKER DEALERS IN CERTAIN STATES" ON PAGE 11 HEREOF.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is November 30, 2001.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file annual, quarterly and special reports, proxy statements and other information with the SEC. The Company's filings are available to the public over the Internet at the SEC's home page located at (http://www.sec.gov) or you may read and copy any document at the SEC Public Reference Rooms located at:

    450 Fifth Street, N.W., Room 1024 Washington, D.C. 20549-1004; and

    CitiCorp Center 500 W. Madison Street Suite 1400, Chicago, Illinois 60661.

Please call the SEC at 1-800-732-0330 for more information about the public reference rooms and requesting documents.

The SEC allows the Company to "incorporate by reference" in this prospectus the information the Company files with them, which means the Company can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that the Company files later with the SEC will automatically update and supersede this information. The Company incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act:

1.
The Company's Proxy Statement for the Annual Meeting of Stockholders, held July 18, 2001.

2.
The Company's Annual Report on Form 10-K for the year ended December 31, 2000, as amended by the Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000 as filed with the Commission on April 30, 2001.

3.
The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

4.
The Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001.

5.
The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

6.
The description of the Company's Common Stock contained in the Company's Registration Statement on Form SB-2 filed with the Commission on June 28, 1996, as amended by the Company's Registration Statement on Form SB-2/A filed with the Commission on August 1, 1996 and the Company's Registration Statement on Form SB-2/A filed with the Commission on August 22, 1996 (File No. 333-5182-LA).

You may request a copy of any or all of these filings, free of charge, by writing or telephoning the Company at the following address:

Chicago Pizza & Brewery, Inc., 16162 Beach Boulevard, Suite 100, Huntington Beach, CA 92647 (714) 848-3747

You may also direct your requests via e-mail to dianne@bjsbrewhouse.com.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. The Company has not authorized anyone else to provide you with different information. The Company is not making an offer of the shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any other date than the date on the front of those documents.

FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those set forth in this Prospectus, including under the caption "Risk Factors." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such statements or to publicly announce any updates or revisions to any of the forward-looking statements contained herein to reflect any change in the Company's expectation with regard thereto or any change in events, conditions, circumstances or assumptions underlying such statements.

THE COMPANY

Chicago Pizza & Brewery, Inc. owns and operates 27 casual dining restaurants, some of which incorporate microbreweries. Sixteen of the BJ's restaurants are located in Southern California, one in Boulder, Colorado, four in Oregon and one in Chandler, Arizona. In addition, the Company operates five Pietro's restaurants in Oregon and has a BJ's licensing agreement with a restaurant in Lahaina, Maui. BJ's restaurants offer customers moderate prices and tremendous value on an incredible menu that includes deep-dish Chicago-style pizza as well as sandwiches, salads, fabulous desserts, critically acclaimed hand-crafted beers and more. The five Pietro's Pizza restaurants serve primarily Pietro's thin-crust pizza in a very casual, counter-service environment.

The Company's fundamental business strategy is to grow through the additional development and expansion of the BJ's brand. In addition to developing new BJ's restaurant and brewery operations, the Company plans to pursue acquisition opportunities which may involve conversion to the BJ's concept or the operation of additional complementary concepts. For a more detailed description of the Company's operations, see the Company's description of business in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

The Company was incorporated in California on October 1, 1991. The Company's principal executive offices are located at 16162 Beach Boulevard, Suite 100, Huntington Beach, CA 92647; its telephone number is (714) 848-3747.

RISK FACTORS

AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. IN ADDITION TO THE OTHER INFORMATION CONTAINED HEREIN OR INCORPORATED HEREIN BY REFERENCE, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS.

POTENTIAL SUBSTANTIAL DILUTION OF COMMON STOCK. As of the date of this prospectus, an aggregate of 11,766,855 shares of Common Stock were issued and outstanding. The issued and outstanding shares of Common Stock are subject to substantial dilution upon the exercise of issued and outstanding Warrants. The aggregate number of shares of Common Stock that will be issuable upon exercise of the Warrants as of the date of this Prospectus could be as many as 8,144,584 shares of Common Stock. It can be expected that such additional issuances could substantially dilute the public ownership as well as reduce the voting power and ownership percentage of Common Stock shareholders. In addition, the exercise of all Warrants covered by this Prospectus would cause 8,144,584 shares of Common Stock or 40.9% of the new total number of shares in the public market and may have a negative effect on the price of shares of Common Stock; the Redeemable Warrants expiring on April 8, 2002 would potentially cause 7,964,584 shares of Common Stock or 40.0% of the new total number of shares in the public market; the Representative's Warrants expiring on October 8, 2002 would potentially cause 180,000 shares of Common Stock or 0.9% of the new total number of shares in the public market (assuming that all Redeemable Warrants are exercised). See "Dilution."

LACK OF DIVERSIFICATION. The Company currently intends to operate primarily full service restaurants and brewhouses only. As a result, changes in consumer preferences, including changes in consumer preferences away from restaurants of the type operated by the Company, may have a disproportionate and materially adverse impact on the Company's business, operating results and prospects.

POTENTIAL NEED FOR ADDITIONAL FINANCING. If a substantial number of warrants are exercised, the Company would receive net proceeds of up to $39.7 million, which would eliminate the need for debt financing in connection with any future expansion of the Company for the foreseeable future. If few warrants are exercised, the Company would be required to utilize debt financing to fund its development of new restaurants. In February 2001, the Company entered into an agreement with a bank for a collateralized credit facility for a maximum amount of $8,000,000 (the "Credit Facility"). There was an initial funding of $4,000,000 to replace an existing loan on terms more favorable to the Company. The current balance under the term loan provision of this Credit Facility is approximately $3,467,000. An interest rate hedge is in place on the term loan portion which effectively sets interest rate expense at 7.5 percent per annum. Future borrowings under the revolving portion of the Credit Facility will be at an interest rate of 2.0 percent per annum in excess of the bank's LIBOR rate. Although the Company anticipates that the Credit Facility will be sufficient for the Company's cash requirements to fund expansion on an as-needed basis and operation of its existing restaurants, there is no assurance that such anticipation will prove to be accurate or that unbudgeted costs will not be incurred. Future events, including the problems, delays, additional expenses and difficulties frequently encountered in the expansion and conversion of facilities, as well as changes in economic, regulatory or competitive conditions, may lead to cost increases that could make the funds available under the Credit Facility insufficient to fund the Company's operations, in which case the Company would require additional financing. There can be no assurance that the Company will be able to obtain such additional financing, or that such additional financing will be available on terms acceptable to the Company and at the times required by the Company. Failure to obtain such financing may adversely impact the growth, development or general operations of the Company. If, on the other hand, such financing can be obtained, it may result in additional leverage or dilution of existing shareholders.

UNCERTAIN ABILITY TO MANAGE GROWTH AND CONVERSIONS. A significant element of the Company's business plan is to expand through the location of sites that provide opportunities for new construction or conversion of existing restaurants. For example, during 2000, the Company opened BJ's Restaurant & Brewhouses in Valencia, California, Burbank, California and Huntington Beach, California in March, June and October, respectively, and a BJ's Restaurant & Brewery in West Covina, California in August. In addition, the Company opened a BJ's Restaurant & Brewhouse in Irvine, California and a BJ's Restaurant & Brewery in Chandler, Arizona in August 2001 and October 2001, respectively, and is in negotiations for additional sites in California, Texas and Arizona. The Company's ability to successfully convert recently acquired restaurants and to expand will depend on a number of factors, including the selection and availability of suitable locations, the hiring and training of sufficiently skilled management and other personnel, the availability of adequate financing, distributors and suppliers, the obtaining of necessary governmental permits and authorizations, and contracting with appropriate development and construction firms. Many of these factors are beyond the control of the Company. There is no assurance that the Company will be able to successfully convert recently acquired restaurants or to open any new restaurants, or that any new restaurants will be opened at budgeted costs or in a timely manner, or that such restaurants can be operated profitably.

LIMITATIONS AND VULNERABILITY AS A RESULT OF GEOGRAPHIC CONCENTRATION OF MANAGEMENT'S EXPERIENCE. Management's experience is limited to operating the restaurants in Southern California and Oregon, and one restaurant each in Colorado and Arizona. Because the Company's Management has limited operating experience outside of these areas, there is no assurance that the Company will be successful in other geographic areas. For example, the Company's lack of experience with construction and development outside these areas may increase associated risks of development and construction as the Company expands outside these areas. Expansion to other geographic areas may require substantially more funds for advertising and marketing since the Company will not initially have name recognition or word of mouth advertising available to it in other areas. The centralization of the Company's management in Southern California may be a problem in terms of its current and future expansion to new geographic areas, because the Company lacks experience with local distributors, suppliers and consumer factors and other issues as a result of the distance between the Company's main headquarters and its restaurant sites. These factors could impede the growth of the Company and this could negatively impact the Company's profitability

GEOGRAPHIC CONCENTRATION OF COMPANY'S OPERATIONS. The Company's operations are concentrated in Southern California and Oregon. Adverse economic conditions in any of these areas could adversely impact the Company.

RESTAURANT INDUSTRY COMPETITION. The restaurant industry is intensely competitive with respect to price, service quality, location, ambiance and food quality, both within the casual dining segment and in general. As a result, the rate of failure for restaurants is very high, and the business of owning and operating restaurants involves greater risks than for businesses generally. There are many competitors of the Company in the casual dining segment that have substantially greater financial and other resources than the Company and may be better established in those markets where the Company has opened or intends to open restaurants. There is no assurance that the Company will be able to compete successfully with its competitors.

SIGNIFICANT IMPACT OF BEER AND LIQUOR REGULATIONS. The Company is required to operate in compliance with federal licensing requirements imposed by the Bureau of Alcohol, Tobacco and Firearms of the United States Department of Treasury, as well as the licensing requirements of states and municipalities where its restaurants are or will be located. Failure to comply with federal, state or local regulations could cause the Company's licenses to be revoked and force it to cease the brewing and/or sale of alcoholic beverages at its restaurants. Additionally, state liquor laws may prevent or impede the expansion of the Company's restaurants into certain markets. The liquor laws of certain states prevent the Company from selling at wholesale the beer brewed at its restaurants. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area.

DEPENDENCE UPON CONSUMER TRENDS. The Company's restaurants are, by their nature, dependent upon consumer trends with respect to the public's tastes, eating habits (including increased awareness of nutrition), public perception toward alcohol consumption and discretionary spending priorities, all of which can shift rapidly. In general, such trends are significantly affected by many factors, including the national, regional or local economy, changes in area demographics, public perception and attitudes, increases in regional competition, food, liquor and labor costs, traffic patterns, weather, natural disasters and the availability and relative cost of automobile fuel. Any negative change in any of the above factors could negatively affect the Company and its operations.

DEPENDENCE ON KEY PERSONNEL. As of the date of this Prospectus there are two members of senior Management of the Company: Paul Motenko, who serves as Co-Chief Executive Officer, Chairman of the Board, Vice President and Secretary of the Company; and Jeremiah J. Hennessy, who serves as Co-Chief Executive Officer, President, Chief Operating Officer and Director of the Company. The Company currently has employment agreements with Mr. Motenko and Mr. Hennessy. The Company's success depends to a significant extent on the performance and continued service of its senior management and certain key employees. Competition for employees with such specialized training is intense and there can be no assurance that the Company will be successful in retaining such personnel. In addition, there can be no assurance that employees will not leave the Company or compete against the Company. The Company currently has $5,000,000 in key person life insurance for each of Mr. Motenko and Mr. Hennessy. If the services of any members of Management become unavailable for any reason, it could affect the Company's business and prospects adversely.

RISKS ASSOCIATED WITH LEASED PROPERTIES. The Company's 27 restaurants are all on leased premises. Certain of these leases expire in the near term and there is no automatic renewal or option to renew. No assurance can be given that leases can be renewed, or, if renewed, rents will not increase substantially, either of which could adversely affect the Company. Other leases are subject to renewal at fair market value, which could involve substantial rent increases. In addition, there is a potential eminent domain proceeding against one of the Company's restaurants in Oregon, which, if completed, could require the Company to close the restaurant and lose its potential revenues and investment therein.

PIETRO'S ACQUISITION OUT OF BANKRUPTCY. The Company acquired 26 restaurants pursuant to a plan of reorganization filed by Pietro's Corporation with the U.S. Bankruptcy Court. The Company has since sold or closed sixteen of the 26 restaurants. The Company currently plans to retain the four remaining Pietro's restaurants converted to the BJ's concept and four of the five remaining Pietro's restaurants. Pietro's Corporation was unable to operate its restaurants on a profitable basis, and there is no assurance that the Company will be able to operate these restaurants on a profitable basis in the future. At September 30, 2001, the Company had a reserve of $662,000 to cover probable costs associated with the anticipated closing or sale of one additional Northwest restaurant and possible contingencies on prior closings.

INCREASES IN FOOD COSTS. The Company's gross margins are highly sensitive to changes in food costs, which sensitivity requires Management to be able to anticipate and react to such changes. Various factors beyond the Company's control, including adverse weather, labor strikes and delays in any of the restaurants' frequent deliveries, may negatively affect food costs, quality and availability. While in the past, Management has been able to anticipate and react to increasing food costs through, among other things, purchasing practices, menu changes and price adjustments, there can be no assurance that it will be able to do so in the future.

INCREASE IN MINIMUM WAGE. There have been several recent increases in the federal and some state minimum wage requirements, and there may be additional increases in the future. For example,

an 8.0 percent increase in the California minimum wage to $6.75 will take effect on January 1, 2002. A substantial majority of employees working in restaurants operated by the Company receive salaries equal to the applicable minimum wage and future increases in the minimum wage will increase the operating expenses of the Company.

IMPACT OF ENERGY CRISIS. Since the summer of 2000, the state of California has been experiencing an energy crisis due to a complex set of factors, including without limitation, regulatory, infrastructure, supply and demand. According to the Northwest Power Planning Commission, though most acute in California, the entire northwest region is experiencing rapidly growing populations and robust, computer-driven economies which have overwhelmed production capacity. As a result of the energy crisis, the Company may become subject to two interrelated problems including (1) precipitous increases in retail electricity prices, and (2) intermittent power shortages during peak demand periods, both of which could have a negative effect on the Company's earnings. Although actions have been taken by California and federal government authorities to help mitigate the energy crisis, there can be no assurance that governmental action will reduce the negative effect on the Company.

POTENTIAL UNINSURED LOSSES. The Company has comprehensive insurance, including general liability, fire and extended coverage, which the Company considers adequate. However, there are certain types of losses which may be uninsurable or not economically insurable. Such hazards may include earthquake, hurricane, flood losses and employee practices. While the Company currently maintains limited earthquake coverage, it may not be economically feasible to do so in the future. If such a loss should occur, the Company would, to the extent that it is not covered for such loss by insurance, suffer a loss of the capital invested in, as well as anticipated profits and/or cash flow from, such damaged or destroyed properties. Punitive damage awards are generally not covered by insurance; thus, any awards of punitive damages as to which the Company may be liable could adversely affect the ability of the Company to continue to conduct its business, to expand its operations or to develop additional restaurants. There is no assurance that any insurance coverage maintained by the Company will be adequate, that it can continue to obtain and maintain such insurance at all or that the premium costs will not rise to an extent that they adversely affect the Company or the Company's ability to economically obtain or maintain such insurance.

TRADEMARK AND SERVICEMARK RISKS. The Company's registered trademarks and service marks include, among others, the word mark "BJ's Chicago Pizzeria", and the Company's stylized logo which includes the words "BJ's Pizza, Grill, Brewery". In addition, the Company has registered the word marks "BJ'S," "Tatonka" and "Harvest Hefeweizen" for its proprietary beer and "Pizookie" for its proprietary dessert. All of these registrations are in the U.S. Patent and Trademark Office. The Company has also filed applications to register word marks "BJ's Restaurant & Brewery," "BJ's Restaurant & Brewhouse" and "BJ's Pizza & Grill", and these applications are pending in the United States Patent and Trademark Office. Management believes that the trademarks, service marks and other proprietary rights have significant value and are important to the Company's brand-building effort and the marketing of its restaurant concepts, however, there are other restaurants using the name BJ's throughout the United States. The Company has in the past, and expects to continue to, vigorously protect its proprietary rights. Management cannot predict, however, whether steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, the Company's concept. It may be difficult for the Company to prevent others from copying elements of its concept and any litigation to enforce its rights will likely be costly. Further, it is possible that others could have rights in trademarks similar to the Company's trademarks, which rights could predate the Company's rights in certain geographical areas, and this could interfere with the Company's rights to use its trademarks in those areas.

EFFECTS OF COMPLIANCE WITH GOVERNMENT REGULATION. The Company is subject to various federal, state and local laws, rules and regulations affecting its businesses and operations. Each of the Company's restaurants is and shall be subject to licensing regulation and reporting requirements by numerous governmental authorities which may include alcoholic beverage control, building, land use, environmental protection, health and safety and fire agencies in the state or municipality in which the restaurant is located. Difficulties in obtaining or failures to obtain the necessary licenses or approvals could delay or prevent the development or operation of a given restaurant or limit, as with the inability to obtain a liquor or restaurant license, its products and services available at a given restaurant. Any problems which the Company may encounter in renewing such licenses in one jurisdiction may adversely affect its licensing status on a federal, state or municipal level in other relevant jurisdictions.

NO DIVIDENDS. It is the current policy of the Company that it will retain earnings, if any, for expansion of its operations, remodeling or conversion of existing restaurants and other corporate purposes and it will not pay any cash dividends in respect of the Common Stock in the foreseeable future.

NO ASSURANCE OF CONTINUED NASDAQ INCLUSION. In order to qualify for continued listing on NASDAQ SmallCap, a company, among other things, must have $2,000,000 in total assets, $1,000,000 in capital and surplus and a minimum bid price of $1.00 per share. If the Company were unable to satisfy the maintenance requirements for quotation on NASDAQ SmallCap, of which there can be no assurance, it is anticipated that the Common Stock would be quoted in the over-the-counter market National Quotation Bureau ("NQB") "pink sheets" or on the NASD OTC Electronic Bulletin Board. As a result, an investor may find it more difficult to dispose of, or obtain accurate quotations as to the market price of the Common Stock, which may materially adversely affect the liquidity of the market of the Common Stock.

POSSIBLE ADVERSE IMPACT OF PENNY STOCK REGULATION. If the Common Stock were delisted from NASDAQ, it might be subject to the low-priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock the rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Commission relating to the penny stock market. The broker dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. Although the Company believes that the Common Stock is not a penny stock due to its continued listing on Nasdaq, in the event the Common Stock subsequently becomes characterized as a penny stock, the market liquidity for the Common Stock could be severely affected. In such an event, the regulations relating to penny stocks, could limit the ability of broker-dealers to sell the Common Stock and, thus, the ability of purchasers in this offering to sell their Common Stock in the secondary market.

THE ABOVE RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS AND INFORMATION INCORPORATED HEREIN BY REFERENCE BEFORE PURCHASING THE SECURITIES OFFERED HEREBY. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN OR INCORPORATED HEREIN BY REFERENCE, THE DISCUSSION IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE HEREIN SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN OR ARE INCORPORATED HEREIN BY REFERENCE INTO THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HERE OR INCORPORATED HEREIN BY REFERENCE. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED ABOVE, AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN OR INCORPORATED HEREIN BY REFERENCE.

PLAN OF DISTRIBUTION

The Company may issue the Shares being registered pursuant to the registration statement of which this Prospectus is a part from time to time upon exercise by the holders of the Redeemable Warrants until April 8, 2002, the expiration date of the Redeemable Warrants, or until October 8, 2002, the expiration date of the Representative's Warrants. The Redeemable Warrants have a stated exercise price of $5.50 per share, and the Representative's Warrants have a stated exercise price of $6.00 per share, in each case, subject to adjustment in accordance with their terms.

The Company currently has no arrangements to pay commissions to any broker-dealer in connection with the exercise of warrants. The Company reserves the right to enter into arrangements with one or more registered securities broker-dealers to solicit the exercise of warrants in the future if the Company determines that it would be in the Company's best interests. In that event, the Company will issue a supplement to this Prospectus disclosing the terms of such arrangements and the identities of the broker-dealers with whom the arrangements have been made.

The Redeemable Warrants are subject to redemption by the Company, at any time, at a price of $.25 per Redeemable Warrant if the average closing bid price of the Common Stock equals or exceeds $7.00 per share for any 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date of notice of redemption. Redemption of the Redeemable Warrants can be made only after 30 days notice, during which period the holders of the Redeemable Warrants may exercise the Redeemable Warrants. If the Redeemable Warrants are redeemed, the holders thereof may lose the benefit of the difference between the market price of the underlying Common Stock as of such date and the exercise price of such Redeemable Warrants, as well as any possible future price appreciation in the Common Stock.

The exercise price and the terms of the Warrants bear no relation to any objective criteria of value and should in no event be regarded as an indication of any future market price of the Shares offered hereby.

The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassification on or of the Common Stock and issuances of shares of Common Stock for a consideration less than the exercise price of the Redeemable Warrants. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation or sale of all or substantially all of the assets of the Company in order to enable holders of Redeemable Warrants to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares that might otherwise have been purchased upon the exercise of the Redeemable Warrant. No adjustments will be made unless such adjustment would require an increase or decrease of at least $.10 or more in such exercise price. No adjustment to the exercise price of the shares subject to the Redeemable Warrants will be made for dividends (other than stock dividends), if any, paid on the Common Stock.

The sale of the 800,000 shares of Common Stock to an affiliate of the Jacmar Companies ("Jacmar") in April 2001, triggered the anti-dilution provision of the Redeemable Warrants and the Representative's Warrants, resulting in an adjustment of the exercise price of the Redeemable Warrants to $5.35 per share and of the Representative's Warrants to $5.66 per share. In addition, the sale of the 3.2 million shares of Common Stock to BJ Chicago, LLC in August 2001, triggered the anti-dilution provision of the Redeemable Warrants and the Representative's Warrants, resulting in a further adjustment of the exercise price of the Redeemable Warrants to $4.89 per share and of the Representative's Warrants to $4.82 per share.

PROCEDURES FOR EXERCISE OF WARRANTS

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date thereof at the offices of the Warrant Agent, with the exercise form on the reverse side of the certificate completed and executed as indicated, accompanied by full payment of the exercise price (by certified check payable to the Company) to the Warrant Agent for the number of Warrants being exercised. U.S. Stock Transfer Corporation, Glendale, California is the transfer agent and registrar for the shares of Common Stock and warrant agent for the Redeemable Warrants.

The beneficial owners of Warrants in street name must contact their broker in order to exercise such holder's Warrants. Due to the possible time delay involved in exercising warrants through a broker, beneficial owners of warrants should allow sufficient time prior to the Warrant Expiration Date for the broker to complete any necessary procedures to permit it to carry out the owner's exercise instructions.

The expiration date of the Redeemable Warrants is April 8, 2002. The expiration date of the Representative's Warrant is October 8, 2002. NO WARRANT MAY BE EXERCISED AFTER ITS EXPIRATION DATE.

PROHIBITED EXERCISES AND REQUIRED EXERCISE
THROUGH BROKER DEALERS IN CERTAIN STATES

REGISTRATION STATUS. ANY HOLDER OF WARRANTS WHO IS A RESIDENT OF ALABAMA, MAINE, MISSOURI, NORTH CAROLINA, TENNESSEE OR PUERTO RICO MAY NOT EXERCISE SUCH WARRANTS BECAUSE REGISTRATION OF SHARES ISSUABLE UPON EXERCISE OF WARRANTS IN THOSE JURISDICTIONS EITHER HAS NOT BEEN GRANTED AS OF THE DATE HEREOF AND IS PENDING OR COULD NOT REASONABLY BE OBTAINED UNDER THE REQUIREMENTS OF THOSE JURISDICTIONS. THE COMPANY IS NOT AWARE OF ANY RECORD OR BENEFICIAL HOLDERS OF WARRANTS IN THOSE STATES, BUT PROVIDES THIS NOTICE IN THE EVENT THAT THERE ARE ANY SUCH HOLDERS. IF THERE ARE ANY SUCH HOLDERS, THEY SHOULD TAKE ACTION TO DISPOSE OF THEIR WARRANTS IN SUFFICIENT TIME PRIOR TO THE WARRANT EXPIRATION DATE TO AVOID A LOSS UPON THE EXPIRATION OF THE WARRANTS.

REQUIREMENT OF EXERCISE THROUGH A STATE REGISTERED BROKER DEALER IN CERTAIN STATES. Under the securities laws of the states of Connecticut, Florida, Idaho, Oregon, South Dakota, Virginia and West Virginia, the holders of Redeemable Warrants that are residents of such states are required to exercise their Warrants only through a state licensed broker dealer. Therefore, the Company cannot accept an exercise of Warrants by holders residing in those states unless the exercise has been conducted through a broker dealer licensed to conduct the securities brokerage business in that state. A holder of Warrants in any of those states should contact a licensed broker dealer in their state in sufficient time to allow the broker to complete its internal procedures necessary to exercise the Warrants on behalf of the holder. The Company has not engaged any broker dealer in connection with the exercise of Warrants.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the 8,144,584 Shares of Common Stock issuable upon exercise of all Redeemable Warrants and Representative Warrants, assuming that all Warrants are exercised, are estimated to be $39,666,968.(1) This estimate is based upon an offering price of $4.89 per share with respect to the shares issuable upon exercise of the Redeemable Warrants and $4.82 per share with respect to shares issuable upon exercise of the Representative's Warrant, and after deducting estimated offering expenses payable by the Company. The Company does not anticipate that all Warrants will necessarily be exercised; however, if all Warrants were to be exercised, the following chart sets forth, in order of priority, the use of net proceeds of the Offering. If less than all Warrants are exercised, the Company plans to apply the proceeds to operating expenses and to the opening of new restaurants, as necessary based on the Company's restaurant development schedule.

	Approximate Amount Of Net Proceeds	Approximate Percentage Of Net Proceeds
Openings of new restaurants(2) and conversion of existing restaurants	$33,716,923	85%
Working Capital(3)	$5,950,045	15%

Total	$39,666,968	100%

(1)
Based upon estimated gross proceeds to the Company of $39,666,968 (if all 8,144,584 shares are issued upon exercise of the Warrants) less  the Company's estimated offering expenses in the amount of $147,448.

(2)
The Company's strategy is to open its restaurants in high-profile locations with strong customer traffic during day, evening and weekend hours. The Company has developed specific criteria for evaluating prospective sites, including demographic information, visibility and traffic patterns, and is in negotiations for additional sites in California, Texas and Arizona. See "Risk Factors—Uncertain Ability To Manage Growth And Conversions."

(3)
To be used for general operating and overhead expenses and the funding of inventory.

The foregoing represents the Company's best estimate of its use of the net proceeds from exercise of outstanding Warrants based upon its present plans, the state of its business operations and current conditions in the restaurant industry. The Company reserves the right to change the use of the net proceeds if unanticipated developments in the Company's business, business opportunities, or changes in economic, regulatory or competitive conditions make shifts in the allocation of net proceeds necessary or desirable. Should a reapportionment or redirection of funds be determined to be in the best interests of the Company, the actual amount expended to finance any category of expenses may be increased or decreased by the Company's Board of Directors, at its discretion.

DILUTION

As of the date of this prospectus, there were 11,766,855 Shares issued and outstanding. After giving effect to the 8,144,584 Shares to be issued if all the Warrants are exercised, the new investors would constitute the holders of 41% of the issued and outstanding Shares of the Company. The difference between the offering price per Share and the net tangible book value per Share of the Company after this Offering constitutes the dilution to investors in this Offering. Net tangible book value per Share is determined by dividing the net tangible book value of the Company by the number of Shares.

The following table illustrates the foregoing information with respect to dilution to investors based on the private placement to BJ Chicago, LLC of 3,200,000 shares, the private placement to ASSI, Inc. of 200,000 shares pursuant to an option and a maximum offering of 8,144,584 shares pursuant to this Prospectus:

DILUTION BASED ON THE PRIVATE PLACEMENT TO BJ CHICAGO, LLC OF 3,200,000 SHARES, THE
PRIVATE PLACEMENT TO ASSI, INC. OF 200,000 SHARES PURSUANT TO AN OPTION AND A
MAXIMUM OFFERING OF 8,144,584 SHARES PURSUANT TO THIS PROSPECTUS

	Proceeds of Sale or Exercise ($)	Aggregate Net Proceeds ($)					Per Share
			Total Amount ($)		Number of Shares
							($)%
Shareholders' equity			18,550,413	(1)(3)	8,458,321	(3)
Less Intangibles			5,678,690	(1)
Tangible book value before offering to BJ Chicago, LLC ("BCL")			12,871,723		8,458,321		1.52	—
Dilution based on private placement to BJ Chicago, LLC of 3,200,000 shares:
Net proceeds from private placement with BCL of 3,200,000 shares @ $2.50	8,000,000	8,000,000			3,200,000
Less offering expenses related to private placement		12,697
Net proceeds			7,987,303
Tangible book value after BLC private placement of 3,200,000 shares			20,859,026		11,658,321		1.79	—
Gain by old investors prior to BCL private placement							0.27	18
Offering price paid by BCL							2.50	—
Tangible book value after private placement with BCL of 3,200,000 share							1.79	—
Dilution for BJ Chicago, LLC							.71	28

Dilution based on maximum Warrant Exercise of 8,144,584 shares:
Offering of 7,964,584 shares pursuant to Redeemable Warrants @ $4.89	38,946,816
Offering of 180,000 shares pursuant to Representative's Warrant @ $4.82	867,600	39,814,416
Less offering expenses related to Warrants		147,448
Net proceeds			39,666,968	8,144,584
Tangible book value after offering 8,144,584 shares			60,525,994	19,802,905	3.06	—
Gain by old investors prior to offering 8,144,584 shares					1.27	71
Offering price paid by new investors pursuant to Redeemable Warrants					4.89	—
Offering price paid by new investors pursuant to Representative's Warrant					4.82	—
Pro forma tangible book value after offering 8,144,584 shares					3.06	—
Dilution for new investors					1.81	37
Dilution based on private placement to ASSI, Inc. of 200,000 shares pursuant to an option which expires on December 31, 2005:
Net proceeds from private placement with ASSI, Inc. of 200,000 shares @ $4.00	800,000	800,000	800,000	200,000
Tangible book value after ASSI, Inc. private placement of 200,000 shares			61,325,994	20,002,905	3.07	—
Gain by old investors prior to offering 200,000 shares					-0-	-0-
Offering price paid by ASSI, Inc.					4.00	—
Pro forma tangible book value after offering 200,000 shares					3.07	—
Dilution for ASSI, Inc.					.93	23

(1)
As reported on the Company's June 30, 2001 balance sheet.

(2)
Includes $2,000,000 received by the Company from Jacmar in consideration of the private placement of 800,000 shares at $2.50 per share on April 30, 2001.

(3)
Includes the April 30, 2001 private placement of 800,000 shares with Jacmar.

EXPERTS AND COUNSEL

No expert named in the Registration Statement as having prepared or certified any part thereof or the Company's counsel named as having given an opinion on the validity of the securities registered or other legal matters in connection with the registration or offering of such securities was employed for such purpose on a contingent basis. No expert or counsel had or is to receive a substantial direct or indirect interest in the Company or any of the Company's subsidiaries in connection with the offering. No expert or counsel was connected to the Company or its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time, the Company has entered into transactions with parties related to the Company. The Company believes that all transactions with related parties were entered into on terms no more or less favorable to the Company than could have been obtained from unrelated third parties.

See "Employment Arrangements" for a description of the present employment agreements with the executive officers of the Company.

On January 18, 2001, the Jacmar Companies and their affiliates (collectively referred to herein as "Jacmar") closed a transaction to purchase approximately 2.2 million shares from ASSI, Inc. (a shareholder of the Company) at $4.00 per share. Jacmar, prior to this transaction, owned approximately 15.5% of the Company's outstanding common stock. In addition, Jacmar also closed a transaction on March 13, 2001 to purchase approximately 661,000 shares from two of the Company's officers, Paul Motenko and Jeremiah Hennessy, at $2.75 per share. On April 30, 2001, an additional 800,000 shares of common stock were sold to Jacmar at $2.50 per share. On August 15, 2001, the Company sold to BJ Chicago, LLC an additional 3.2 million shares at $2.50. Upon closing of the August sale, Jacmar beneficially owned 69.12% of the Company's outstanding stock. As a result of these acquisitions, Jacmar has become a controlling corporation (i.e., parent company) of Chicago Pizza & Brewery, Inc., and any significant capital transactions are treated for accounting purposes in accordance with parent/subsidiary relationships. The Company has granted registration rights to Jacmar on the shares purchased from ASSI, Inc. and the aggregate 4.0 million shares purchased by Jacmar from the Company.

In connection with the sale of shares by ASSI, Inc. to Jacmar in January 2001, the Company issued an option to ASSI, Inc. in exchange for a release of any claims of ASSI, Inc., including any rights it might have had to purchase additional shares from the Company under an agreement that was pending immediately prior to the Jacmar transaction. The option is exercisable for 200,000 shares at an exercise price of $4.00 per share, and is exercisable until December 31, 2005. The fair value of such options, $268,000, has been recorded as deferred financing costs.

The sale of the 800,000 shares to Jacmar enabled the Company to obtain an $8 million loan facility with Union Bank of California, N.A., ("Lender") on February 15, 2001, including a $4 million term loan to replace its existing debt and an additional $4 million line of credit to fund expansion on an as-needed basis ("Facility"). In addition, Chicago Pizza Northwest, Inc., a Washington corporation and a subsidiary of the Company, ("Guarantor"), executed a security agreement on the Lender's standard form, granting to the lender a first priority security interest in such of Guarantor's property as is described in such security agreement, all as security for Guarantor's obligations under a continuing guaranty agreement between Guarantor and the Lender.

The Company will not permit loans or other transactions among the Company and the officers, directors, principal shareholders, or affiliates of any of them for other than bona fide business purposes or on terms no less favorable than could be obtained from unaffiliated third parties.

All transactions with affiliates must be approved by a majority of directors having no financial interest in the transaction. The Company maintains at least three independent directors on the Board of Directors as required under NASDAQ Marketplace Rules. The current independent directors on the Board of Directors are Barry Grumman, Stanley Schneider and Steven Leonard. All future material affiliated transactions and loans and guarantees of loans, and any forgiveness of loans, must be approved by a majority of the Issuer's independent directors who do not have an interest in the transactions and who had access, at the issuer's expense, to issuer's or independent legal counsel.

EMPLOYMENT AGREEMENTS

Under the employment agreements of the Company with Paul Motenko and Jeremiah Hennessy dated March 25, 1996, and with Ernest Klinger dated June 21, 1999, the change in control provisions of those agreements were triggered in November 2000 as a result of the acquisition of more than 15% of the Company's outstanding Common Stock by The Jacmar Companies. Each of those employment agreements provided that the executive had the right to terminate his contract and receive compensation in accordance with the terms of the contract for its remaining term. Paul Motenko and Jeremiah Hennessy advised the Board that they were willing to waive their right to terminate their agreements upon approval by the Board of certain modifications to their employment agreements. These modifications included: (1) an increase in annual base salary from approximately $150,000 per year to $225,000 per year, (2) an extension of the agreements to December 31, 2006, and (3) a grant of options for 330,679 shares of Common Stock at an exercise price of $2.75, subject to approval of the shareholders of the Corporation or, if the shareholders did not approve the option, an increase in base salary by an additional $170,000 per year.

An Independent Committee of the Board of Directors approved the modifications to the employment agreements requested by Paul Motenko and Jeremiah Hennessy, and the Company entered into identical revised six-year term employment agreements with each of them (sometimes referred to herein as the "Executives"), effective as of January 1, 2001. Except for the three modifications described above, the new employment agreements of Paul Motenko and Jeremiah Hennessy are substantially identical to their prior employment agreements and to the employment agreement of the Company with Ernest Klinger, which terminated in December 2000.

Pursuant to such agreements, the Executives are each entitled to receive annual cash compensation of $225,000, subject to escalation annually in accordance with the Consumer Price Index (the "CPI"). In addition, the employment agreements entitle each of the Executives to receive two annual bonuses based on the Company's financial performance, one for attainment of specified earnings before interest, amortization, depreciation and income taxes ("EBITDA"), and one for attainment of specified pre-tax income. The EBITDA bonus entitles each Executive to receive the following amounts if the following EBITDA amounts are attained for each fiscal year during the term of their respective employment agreements:

EBITDA	Cumulative Cash Bonus
$2,000,000	$25,000
$3,000,000	$35,000
$6,000,000	$80,000
$9,000,000	$150,000

Based on the above bonus formula, for the year ended December 31, 2000, each of Paul Motenko, Jeremiah Hennessy and Ernest Klinger earned a cash bonus of $35,000 based on the Company's EBITDA for the year 2000 of approximately $3,018,000.

The pre-tax income bonus provision of the employment agreements would entitle each Executive to receive the following amounts if the following pre-tax income amounts (as determined by the

Company's independent public accountants in accordance with GAAP) are attained for each fiscal year during the term of the employment agreements, commencing with the fiscal year ending December 31, 2001.

Pre-tax Income	Cumulative Cash Bonus
$4,147,200	$25,000
$8,294,400	$75,000
$16,588,800	$150,000

The pre-tax income levels required to receive each bonus level for each fiscal year following the 2001 fiscal year are increased by 20% per year.

For the year ended December 31, 2000, none of Paul Motenko, Jeremiah Hennessy or Ernest Klinger earned a pre-tax income bonus.

Each of the Executive's are each entitled to certain other fringe benefits including use of a Company automobile or automobile allowance, life insurance coverage, disability insurance, family health insurance and the right to participate in the Company's customary executive benefit plans.

The employment agreements further provide that following the voluntary or involuntary termination of their employment by the Company, each Executive is entitled to two demand registration rights with respect to the Common Stock held by or issuable to him. Upon the occurrence of any Termination Event(as hereinafter defined), the Company may terminate the employment agreements. If such termination occurs, the Executive will be entitled to receive all amounts payable by the Company under his employment agreement to the date of termination. If Company terminates the employment agreement for a reason other than the occurrence of a Termination Event or if the Executive terminates the employment agreement because of a breach by the Company of its obligations thereunder or for Good Reason (as hereinafter defined), the Executive, will be entitled to receive any and all payments and benefits which would have been due to him from the Company up to and including December 31, 2006 or any extension thereof had his employment not been terminated.

"Termination Event" means any of the following: (i) the willful and continued failure by the Executive to substantially perform his duties under the Employment Agreement (other than any such failure resulting from the Executive's incapacity due to physical or mental illness) after demand for substantial performance is delivered by the Company specifically identifying the manner in which the Company believes the Executive has not substantially performed his duties; (ii) the Executive being convicted of a crime constituting a felony; (iii) the Executive intentionally committing acts or failing to act, either of which involves willful malfeasance with the intent to maliciously harm the business of the Company; (iv) the Executive's willful violation of the confidentiality provisions under the Employment Agreement; or (v) death or physical or mental disability which results in the inability of the Executive to perform the required services for an aggregate of 180 calendar days during any period of 12 consecutive months. No act, or failure to act, on the Executive's part shall be considered "willful" unless intentionally done, or intentionally omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. Notwithstanding the foregoing, a Termination Event shall not have been deemed to have occurred unless and until there shall have been delivered to the Executive a copy of a resolution, duly adopted by the affirmative vote of not less than a majority of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable notice to the Executive and an opportunity for him, together with his counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, the Executive conducted, or failed to conduct, himself in a manner set forth above in clauses (i)-(iv), and specifying the particulars thereof in detail.

For purposes of the Employment Agreement, "Good Reason" shall mean (i) any removal of the Executive from, or any failure to re-elect the Executive to his current office except in connection with termination of the Executive's employment for disability; provided, however, that any removal of the Executive from, or any failure to re-elect the Executive to his current office (except in connection with termination of the Executive's employment for disability) shall not diminish or reduce the obligations of the Company to the Executive under the employment agreement; (ii) a reduction of ten percent (10%) or more in the Executive's then current base salary; (iii) any failure by the Company to comply with any of its obligations to the Executive under the employment agreement; (iv) for any reason within 120 days following a Change of Control (as defined in the employment agreement); or (v) the failure of the Company to obtain the assumption of the employment agreement by any successor to the Company, as provided in the employment agreement.

On December 26, 2000, the Company's former President, Ernest T. Klinger, voluntarily terminated his employment agreement with the Company under the change in control provisions of his employment agreement, which were substantially identical to those described above with respect to the employment agreements of Paul Motenko and Jeremiah Hennessy. Under Mr. Klinger's employment agreement, he now has certain rights to receive compensation equal to the amount of compensation to which he would have been entitled under his agreement for its remaining term. The Company has recorded an accrual at December 31, 2000 for amounts due under the employment agreement, and the Company intends to pay such amounts as they become due.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to provisions of the California General Corporation Law, the Articles of Incorporation of the Company, as amended, include a provision which eliminates the personal liability of its directors to the Company and its shareholders for monetary damage to the fullest extent permissible under California law. This limitation has no effect on a director's liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing his or her duties, of a risk of a serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) under Section 310 of the California General Corporation Law (concerning contracts or transactions between the Company and a director) or (vii) under Section 316 of the California General Corporation Law (concerning directors' liability for improper dividends, loans and guarantees). The provision does not eliminate or limit the liability of an officer for any act or omission as an officer, notwithstanding that the officer is also a director or that his actions, if negligent or improper, have been ratified by the Board of Directors. Further, the provision has no effect on claims arising under federal or state securities or blue sky laws and does not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation of a director's fiduciary duty to the Company or its shareholders.

The Company's Articles of Incorporation authorize the Company to indemnify its officers, directors and other agents to the fullest extent permitted by California law. The Company's Articles of Incorporation also authorize the Company to indemnify its officers, directors and agents for breach of duty to the corporation and its shareholders through bylaw provisions, agreements or both, in excess of the indemnification otherwise provided under California law, subject to certain limitations. The Company has entered into indemnification agreements with certain directors and officers whereby the Company will indemnify each such person (an "indemnitee") against certain claims arising out of certain past, present or future acts, omissions or breaches of duty committed by an indemnitee while serving in his employment capacity. Such indemnification does not apply to acts or omissions which are knowingly fraudulent, deliberately dishonest or arise from willful misconduct. Indemnification will only be provided to the extent that the indemnitee has not already received payments in respect of a claim from the Company or from an insurance company. Under certain circumstances, such indemnification (including reimbursement of expenses incurred) will be allowed for liability arising under the Securities Act.

The Company has purchased directors' and officers' liability insurance policy insuring directors and officers of the Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CHICAGO PIZZA & BREWERY, INC.

8,144,584 Shares of Common Stock
no par value per share
Issuable Upon Exercise of Outstanding Warrants

PROSPECTUS

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

ANY HOLDER OF A REDEEMABLE WARRANT THAT IS A RESIDENT OF ALABAMA, MAINE, MISSOURI, NORTH CAROLINA, TENNESSEE OR PUERTO RICO MAY NOT EXERCISE SUCH REDEEMABLE WARRANTS BECAUSE REGISTRATION OF SHARES ISSUABLE UPON EXERCISE OF REDEEMABLE WARRANTS IN THOSE JURISDICTIONS EITHER HAS NOT BEEN GRANTED AS OF THE DATE HEREOF AND IS PENDING OR COULD NOT REASONABLY BE OBTAINED UNDER THE REQUIREMENTS OF THOSE JURISDICTIONS. SEE "PROHIBITED EXERCISES" ON PAGE 11 HEREOF.

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PROSPECTUS
TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
THE COMPANY
RISK FACTORS
PLAN OF DISTRIBUTION
PROCEDURES FOR EXERCISE OF WARRANTS
PROHIBITED EXERCISES AND REQUIRED EXERCISE THROUGH BROKER DEALERS IN CERTAIN STATES
USE OF PROCEEDS
DILUTION
EXPERTS AND COUNSEL
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
INDEMNIFICATION OF DIRECTORS AND OFFICERS